Exhibit 99.1

SAI.TECH GLOBAL CORPORATION REPORTS UNAUDITED FINANCIAL RESULTS FOR THE SIX
MONTHS ENDED JUNE 30, 2023

SINGAPORE, Nov. 13, 2023 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI, SAITW), today reported unaudited financial results for the six months ended June 30, 2023.

Financial Highlights for the Six Months Ended June 30, 2023

●	Total revenues for the six months ended June 30, 2023, were US$ 3.0 million, having decreased 44% compared to the six months ended June 30, 2022.

●	Gross profits for the six months ended June 30, 2023, was US $0.2 million, having decreased 70% compared to the six months ended June 30, 2022.

●	Net losses for the six months ended June 30, 2023, was US$3.7 million compared to net losses of US$2.7 million for the six months ended June 30, 2022.

Mr. Arthur Lee, Chairman and Chief Executive Officer of the Company, stated that, “The negative impact caused by tightened regulation on crypto mining businesses and the vibration in cryptocurrency markets on the Company’s business resulted in the downward trend on the Company’s half-year financial result.”

Recent Developments

Despite the deterioration of the global bitcoin market and the fall of bitcoin price, we believe that minimizing total mining costs is key to future success and have continued our research and development towards innovative liquid cooling technologies, to expand our capabilities and advantages as an energy-saving clean bitcoin mining operator. We have powered up our U.S. R&D Center SAI NODE Marietta and OCEC Computing Heat Recycle Technology Development Center in Ohio in August, after months of development. Besides our infrastructure products that are compatible with bitcoin mining machines, we have begun the research, development, and production of a new containerized data center with immersive liquid cooling capabilities to provide stable operating environment for AI-dedicated GPUs, in conjunction with GIGABYTE’s HPC immersion servers.

Research and Development of New Products

●	We have begun the research, development and production of a new containerized data center with immersive liquid cooling capabilities to provide a stable operating environment for AI-dedicated GPUs, in conjunction with GIGABYTE’s HPC immersion servers.

On-site Project Development in the U.S.

●	We have powered up our U.S. R&D Center SAI NODE Marietta and OCEC Computing Heat Recycle Technology Development Center in Ohio in August, after months of development. The SAI US R&D Center SAI NODE Marietta and OCEC Computing Heat Recycle Technology Development Center are located in Marietta, Ohio. It showcases how SAI’s proprietary technology captures waste heat from high-performance computing and supplies the recycled heat for greenhouse heating in a controlled manner. The recycled heat can be used not only to benefit agricultural operations, but also have the potential to expand to residential and commercial heating applications, or fishery and poultry applications in the future.

The SAI U.S. R&D Center SAI NODE Marietta and OCEC Computing Heat Recycle Center serve as open and scale-up testing platform for computing heat capture and supply technology, data center operation system and various heat recycle applications supported by current and future AI and Bitcoin mining technology.

Presence at Online and In-Person Events

●	We launched our annual online presentation ‘SAITIME 2023’ to announce our product and project development plan, on April 20, 2023.

●	We co-hosted a ribbon cut event with Southeastern Ohio Port Authority for Computing Heat Recycle Technology Development Center at Marietta, Ohio, on May 2, 2023.

●	We presented at the 2023 SelectUSA Investment Summit to introduce our SAI NODE Marietta project on May 3rd, in Maryland on May 3, 2023.

●	We presented at the Bitcoin Mining Virtual Conference, presented by Maxim Group LLC and hosted by M-Vest, on May 16, 2023.

●	We participated in The Ethereum Community Conference (“EthCC”) side event party on July 18, 2023.

●	We hosted the second ‘Bit Heat Day’ on-site gathering event in our newly powered up U.S. R&D Center SAI NODE Marietta and OCEC Computing Heat Recycle Technology Development Center, at Marietta, Ohio on August 9, 2023.

Financial Results for the Six Months Ended June 30, 2023

Revenues

Sales of Products. Sales of products represented the sales of high-performance digital asset mining machines to end customers. The revenue from sales of products was $2.1 million for the six months ended June 30, 2023, decreased by $1.5 million, or 42% from $3.7 million for the six months ended June 30, 2022. The decrease was mainly due to slack market conditions of mining machines amid a sluggish bitcoin market.

Hosting Service. Hosting service includes all services related to hosting (including keeping and running the mining machines) and daily maintenance of servers to customers. Our hosting revenue was derived from our hosting operations in Kazakhstan, which were $0.3 million and $1.0 million for the six months ended June 30, 2023 and 2022, respectively. The decrease was mainly in connection with our hosting client that gradually scaled down the operation in response to local electricity power policy.

Mining Pool. Mining pool income includes revenues from the Company’s self-owned sai.plus mining pool, representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly the hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Our mining pool revenues were $0.2 million and $0.6 million, respectively, for the six months ended June 30, 2023, and June 30, 2022.

Mining Revenue. Mining revenue represents mining rewards generated from the Company’s self-owned mining machines. The mining revenue is mainly derived from our operations in Mexico beginning in 2022. Our mining revenues were $0.4 million and $0.03 million, respectively for the six months ended June 30, 2023, and June 30, 2022. We started our self-mining business in the second half of 2022.

Cost of Revenues

Cost of revenues primarily included the cost for the purchase of high-performance digital asset mining machines, costs incurred for our self-mining activities, and the direct costs incurred for the provision of hosting services and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues decreased by $1.9 million or 40%, from $4.8 million for the six months ended June 30, 2022, to $2.8 million for the six months ended June 30, 2023. The decrease was mainly due to the $1.2 million decrease in cost for the purchase of high-performance digital asset mining machines and a $0.6 million decrease in hosting service amid a sluggish bitcoin market in the first half of 2023.

Gross (Loss)/Profit and Gross Margin

Our gross profit decreased by $0.4 million, from $0.6 million for the six months ended June 30, 2022, to gross profit of $0.2 million for six months ended June 30, 2023. Gross profit as a percentage of revenue (“gross margin”) was 11% and 6% for the six months ended June 30, 2022, and 2023, respectively. The decrease of gross margin was mainly due to the decrease in margin of sales of products as a result of a drop in the selling price amid a sluggish bitcoin market.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consisted of staff costs and travelling expenses to participate in marketing activities. Selling and marketing expenses increased by $0.4 million from $0.24 million for the six months ended June 30, 2022, to $0.65 million for the six months ended June 30, 2023. The increase was mainly due to a $0.2 million increase in depreciation expense, and a $0.2 million increase in incentive plan amortization that was launched in December 2022.

General and Administrative Expenses

Our general and administrative expenses mainly consisted of salaries and bonuses, office related expenses and professional service fees. General and administrative expenses increased by $0.5 million, or 20%, from $2.57 million for the six months ended June 30, 2022, to $3.11 million for the six months ended June 30, 2023. The increase was mainly attributable to an increase of $1.2 million in incentive plan amortization that was launched in December 2022 and a decrease of $0.6 million in depreciation expense.

Research and Development Expenses

Our research and development expenses mainly consisted of amortization expenses of intangible assets and costs for the development of waste heat recovery technology. Research and development expenses increased by $0.5 million, or 380%, from $0.13 million for the six months ended June 30, 2022, to $0.61 million for the six months ended June 30, 2023. The increase was mainly attributable to the amortization of research and development employees’ incentive plan that was launched in December 2022.

Impairment of Long-Lived Assets

Impairment of long-lived assets were nil and $0.07 million, for the six months ended June 30, 2023 and June 30, 2022, respectively. The impairment of long-lived assets during the six months ended June 30, 2022 was mainly due to the impairment of cryptocurrency.

Other Income (Expense), net

Other income was $0.5 million for the six months ended June 30, 2023, which mainly comprises a government grant of $0.7 million, $0.1 million gain on disposal of inventories, $0.2 million investment gain, offset by loss on disposal of fixed assets of $0.6 million. Other expense was $0.3 million for the six months ended June 30, 2022, which mainly comprises of loss on disposal of fixed assets of $0.3 million.

Net loss

As a result of the foregoing, we had a net loss of $2.7 million for the six months ended June 30, 2022, and a net loss of $3.7 million for the six months ended June 30, 2023.

Other financial information

As of June 30, 2023, the Company’s total cash and cash equivalents were US$ 7.7 million, compared with $11.22 million as of December 31, 2022. Net cash used in operating activities for the six months ended June 30, 2023 was $0.48 million, as compared to $8.43 million for the six months ended June 30, 2022, decreased by 94.3%. Net cash used in investing activities was $2.97 million for the six months ended June 30, 2023, as compared to $0.68 million for the six months ended June 30, 2022, representing an increase of 335.3%. Net cash provided by financing activities for the six months ended June 30, 2023 was nil, as compared to $21.07 million for the six months ended June 30, 2022, decreased by 100%.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) heat recycle computing center operator headquartered in Singapore. SAI is dedicated to providing clean computing services based on liquid cooling and chip waste heat utilization technology.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

SAI.TECH GLOBAL CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2022	As of June 30, 2023
	(US$)	(US$)
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	11,215	7,707
Accounts receivable	1,541	2,021
Inventories	152	285
Cryptocurrencies	50	412
Stablecoin assets	4,612	4,466
Deposits, prepayments and other current assets, net	1,121	985
Total current assets	18,691	15,876

Non-current assets:
Property and equipment, net	1,872	2,740
Intangible assets, net	94	23
Construction in process, net	—	1,092
Operating lease right-of-use assets	443	956
Total non-current assets:	2,409	4,811
Total assets	21,100	20,687

Liabilities and equity
Current liabilities:
Accounts payable	165	1,257
Operating lease liabilities-current	188	240
Accrued and other liabilities	159	186
Other payable and accrued liabilities	43	41
Total current liabilities	555	1,724
Operating lease liabilities-non-current	231	676
Total Liabilities	786	2,400

Shareholders’ equity:
*Class A Ordinary shares ($0.0001 par value; 330,369,366 shares authorized, 13,315,903 and 14,113,299 shares issued and outstanding in December 31, 2022 and June 30, 2023.)	1	1
*Class B Ordinary shares ($0.0001 par value; 9,630,634 shares authorized and outstanding in December 31, 2022 and June 30, 2023.)	1	1
Additional paid-in capital	46,030	47,859
Accumulated deficit	(25,257)	(28,982)
Accumulated other comprehensive income/(loss)	(461)	(592)
Total shareholders’ equity	20,314	18,287
Total Liabilities and shareholders’ equity	21,100	20,687

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

SAI.TECH GLOBAL CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the Six Months Ended June 30,
	2022	2023
	(US$)	(US$)
	(Unaudited)	(Unaudited)
Revenues	5,376	3,026
Cost of revenues	4,774	2,847
Gross Profit	602	179

Sales and marketing expenses	238	652
General and administrative expenses	2,574	3,105
Research and development expenses	129	609
Impairment of long-lived assets	70	—
Total operating expenses	3,011	4,366

Loss from operations	(2,409)	(4,187)
Other (expense)/income, net	(320)	462
Loss before income tax	(2,729)	(3,725)
Income tax expenses	—	—
Net loss	(2,729)	(3,725)

Other comprehensive loss
Foreign currency translation loss	(118)	(131)
Total comprehensive loss	(2,847)	(3,856)

Loss per ordinary share*
Basic and diluted	(0.1209)	(0.1578)

Weighted average number of ordinary shares outstanding*:
Basic & Diluted	22,564,287	23,611,768

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.